February 22, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (312) 544-2710

Mr. W. James McNerney, Jr.
Chief Executive Officer
The Boeing Company
100 North Riverside Plaza
Chicago, IL 60606

> **Re: The Boeing Company**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-00442**

Dear Mr. McNerney:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor